INSIGHT ACQUISITION CORP.

333 East 91st Street

New York, New York 10128

August 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Insight Acquisition Corp.

Registration Statement on Form S-1

Filed August 11, 2021

File No. 333-258727

Acceleration Request:

Requested Date: August 26, 2021

Requested Time: 4:00 p.m. Eastern Time

Dear Mr. Anderegg:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Insight Acquisition Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-258727) (the “Registration Statement”) so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Please call Daniel Forman of Proskauer Rose LLP at (212) 969-3096 to provide notice of the effectiveness of the Registration Statement.

[Signature page follows]

INSIGHT ACQUISITION CORP.

By:	/s/ Jeff Gary
Name:	Jeff Gary
Title:	Chief Executive Officer

[Signature Page – Company Acceleration Request]